Concordia International Corp. Announces Results of First CMA Stop/Go Decision
OAKVILLE, ON – May 31, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced that the UK Competition and Markets Authority (CMA) has notified the Company that it intends to continue with its pricing investigation at this time.
The Company commented, “We continue to work co-operatively with the CMA as it assesses all the facts. A decision to continue with the investigation is not necessarily an indication that the CMA considers that Concordia had committed any offense, but is a decision to continue the process. As we have stated previously, we do not believe there was a breach of competition law related to this matter, and we intend to continue to work collaboratively with the CMA on this.”
The CMA confirmed that it has not reached a view as to whether there is sufficient information for it to issue a statement of objections. A statement of objections is a provisional interpretation that an infringement may have occurred.

The CMA’s pricing investigation includes matters that pre-date Concordia’s ownership of its International segment. Concordia acquired the International segment from Cinven1 and certain other sellers as a result of its transaction to purchase Amdipharm Mercury Limited, which closed on October 21, 2015.
About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the CMA investigation, Concordia’s belief that it has not breached competition laws, the potential outcomes of the CMA investigation, Concordia’s intent to continue to work collaboratively with the CMA in its investigation and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the failure to comply with applicable laws, an infringement decision being reached by the CMA, the costs associated with defending against the CMA investigation, risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company's operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks associated with Concordia's inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, follow-on claims that may be faced by Concordia in respect of regulatory investigations, Concordia’s securities, increased indebtedness and leverage, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products and Concordia’s key products in its International and North America segments), general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1In this press release ‘Cinven’ means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

3